                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR
        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    CITIBUILDER 401(k) PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

                                Table of Contents

                                                                               Page
Report of Independent Registered Public Accounting Firm                          1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       as of December 31, 2003 and 2002                                          2

    Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 2003 and 2002                            3

    Notes to Financial Statements                                                4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    as of December 31, 2003                                                     13

* Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for Plan benefits of the Plan as of December 31, 2003 and 2002, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP
New York, New York

June 25, 2004

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                                 2003         2002
                                                              ----------   ----------
Assets:
   Investments                                                $5,786,871    2,755,078
                                                              ----------   ----------
   Receivables:
       Interest, dividends and other                               4,133          498
       Employer contributions                                    577,910      473,435
                                                              ----------   ----------
               Total receivables                                 582,043      473,933
                                                              ----------   ----------
                     Total assets                              6,368,914    3,229,011
                                                              ----------   ----------
                     Net assets available for plan benefits   $6,368,914    3,229,011
                                                              ==========   ==========

See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2003 and 2002

                                                                                    2003            2002
                                                                                ------------    ------------
Additions to (deductions from) net assets attributed to:
         Investment income (loss):
                 Dividends                                                      $     84,892          30,028
                 Interest                                                             13,120           2,721
                 Net appreciation (depreciation) in fair value of investments      1,488,460        (670,539)
                                                                                ------------    ------------
                          Net investment income (loss)                             1,586,472        (637,790)
                                                                                ------------    ------------
         Contributions:

                 Participants                                                      1,377,557       1,284,899
                 Employer                                                            578,808         473,435
                                                                                ------------    ------------
                          Total contributions                                      1,956,365       1,758,334
                                                                                ------------    ------------

         Distributions to participants                                              (400,562)       (122,001)
         Trustee and administrative expenses                                          (2,372)         (1,479)
                                                                                ------------    ------------
                          Net increase                                             3,139,903         997,064
                                                                                ------------    ------------
Net assets available for plan benefits at:
         Beginning of year                                                         3,229,011       2,231,947
                                                                                ------------    ------------
         End of year                                                            $  6,368,914       3,229,011
                                                                                ============    ============

See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)      DESCRIPTION OF PLAN

         The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL

         The Plan, commencing on January 1, 2001, is a defined contribution plan designed to encourage savings on the part of eligible employees. An eligible employee is defined as an employee of a Citigroup Inc. related company, as defined, residing and working in Puerto Rico whose compensation is reported on a Form 499R-2/W-2PR wage reporting statement issued by that related company. Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

         On March 27, 2002, Travelers Property Casualty Corp. (TPC), previously a wholly owned subsidiary of the Company, sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO). On August 20, 2002, the Company distributed to its shareholders an additional 66.9% of TPC shares previously owned, in a tax-free distribution. The Company's distribution of TPC was treated as a dividend to shareholders for accounting purposes.

         Effective August 22, 2002, TPC and its subsidiaries (collectively, TAP) ceased to be participating employers in the Citigroup 401(k) Plan. Effective August 23, 2002, the account balances of active employees of TPC who were employed as of August 20, 2002 were transferred to a tax-qualified defined contribution plan adopted by TAP in accordance with the terms of the intercompany agreement dated March 26, 2002 by TPC, the Travelers Insurance Company, and the Company.

         EMPLOYEE CONTRIBUTIONS

         An eligible employee may elect to have a portion of his or her total compensation, including overtime, and periodic incentive bonuses reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her compensation up to $8,000, as pre-tax contributions. Employee pre-tax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

         EMPLOYER CONTRIBUTIONS

         Effective January 1, 2002, due to a change in plan provisions, Company Matching Contributions replaced Citibuilder Company Contributions.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         COMPANY MATCHING CONTRIBUTIONS

         If the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company Matching Contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown on the following chart:

                         COMPANY MATCHING CONTRIBUTIONS

                                        For each $1 contributed by
If qualifying compensation for the     the participant, the Company
          prior year is:                     will contribute:         To a maximum of:
---------------------------------------------------------------------------------------
$0 to $50,000                                      $  3               The lesser of 3% of
$50,000.01 - $ 75,000                              $  2               eligible pay or $1,500
$75,000.01 - $100,000                              $  1               annually
Greater than $100,000                  No matching contribution will be made.

         PARTICIPANT ACCOUNTS

         FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

         Participants may elect to divide their contributions among the investment fund options in whole increments divisible by 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

         A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

         A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

         ROLLOVER AND TRANSFER CONTRIBUTIONS

         The Plan permits participants to have their interests in other Puerto Rico qualified profit-sharing plans transferred to the Plan. However, rollovers from an IRA are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      INVESTMENT OPTIONS

      Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan. As of December 31, 2003, participants are allowed to invest in one or more of the investment funds.

      Effective April 21, 2003, four new investment funds were added to the Plan as part of its investment options. Consequently, funds with duplicate objectives were eliminated from the Plan. The four funds that were added to the Plan are:

            -     Citi Institutional Liquid Reserves Fund

            -     Smith Barney Fundamental Value Fund

            -     Smith Barney Small Cap Value Fund

            -     Wasatch Small Cap Growth Fund

      The four funds that were eliminated were:

            -     Smith Barney Money Funds Cash Portfolio Fund

            -     Smith Barney Diversified Strategic Income Fund

            -     Smith Barney Large Cap Value Fund

            -     Smith Barney International All Cap Growth Fund

      Effective August 22, 2003, the two stock funds, TAP A and TAP B, which were added as investment options to the Plan in connection with the August 22, 2002 TPC spin-off, were eliminated.

      VESTING

      A participant becomes vested in his or her Company Matching Contribution:

            - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

            - If a participant reaches age 55, dies or becomes disabled while in service;

            - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

      Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

      For the years ended December 31, 2003 and 2002, gross employer contributions of $596,929 and $473,435, were reduced by forfeitures of $18,121 and $0, respectively, resulting in net employer contributions of $578,808 and $473,435, respectively.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      PARTICIPANT LOANS

      Subject to the Plan provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

      Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general purpose loans or up to 20 years for the purchase of a primary residence.

      WITHDRAWALS

      Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and withdrawals from other funds are paid in cash.

      DISTRIBUTIONS

      A participant, after leaving the Company, can have the total of his or her account distributed in a lump-sum payment, or if the vested account balance is greater than $5,000, in installments or annuities. If a participant's account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age. The value of this distribution shall be based on the value of the participant's accounts at the valuation date that coincides with the distribution, to the extent administratively practicable.

      Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared under the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are stated at fair value.

      Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

      The shares of common stock held by the Citigroup Common Stock Fund and the TPC Class A and Class B Common Stock Funds are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

      U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations. Since they are fully benefit responsive, Guaranteed Investment Contracts and Guaranteed Annuity Contracts are valued at cost, which approximates fair market value.

      Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(3)   INVESTMENTS

      A summary of the Plan's investments as of December 31, 2003 and 2002 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified.

                                                                 2003                   2002
                                                            -------------             ---------
Investments at Fair Value as Determined by
     Quoted Market Prices:
        Citigroup Common Stock                              $   2,897,010             1,273,070
        Other Common Stock                                             --                56,525
        U.S. Government and Agency Obligations                     96,985                53,411
        Corporate Bonds                                            92,999                36,975
        Foreign Bonds                                               5,425                 3,035
        Citifunds Institutional Liquid Reserve Fund               448,163                    --
        Salomon Brothers Investor Fund                            322,450                    --
        Smith Barney Aggressive Growth Fund                       504,780               240,129
        Smith Barney Money Funds                                       --               236,717
        Other Mutual and Commingled Funds                       1,862,352               734,422
                                                            -------------             ---------
                                                                5,459,551             2,634,284
                                                            -------------             ---------
Investments at Contract Value:
        Short Term Investment Funds                                29,565                16,421
        Guaranteed Investment Contracts                           134,089                65,289
                                                            -------------             ---------
                                                                  163,654                81,710
                                                            -------------             ---------

Participant Loans, at Cost                                        163,666                39,084
                                                            -------------             ---------
           Total Investments                                $   5,786,871             2,755,078
                                                            =============             =========

      During the years ended December 31, 2003 and 2002, the Plan's investments (investments bought and sold during the year) appreciated in value by $1,488,460 and depreciated in value by $670,539, respectively, as follows:

                                                                2003                    2002
                                                            -------------             ---------
Common stock                                                $     950,711             (455,585)
Mutual and commingled funds                                       528,118             (221,028)
Bonds                                                               9,631                6,074
                                                            -------------             --------
                                                            $   1,488,460             (670,539)
                                                            =============             ========

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(4)   NON-PARTICIPANT DIRECTED INVESTMENTS

      Citibuilder Company Contributions (from Plan Year 2001) and Company Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and earnings can be transferred to any of the available investment options.

      This five-year restriction also lapses when the participant reaches age
      55. Once a participant is vested in his or her contributions, the funds are available for distribution or withdrawal in accordance with the terms of the Plan.

      Information about the net assets and significant components of the changes in the net assets relating to non-participant directed investment is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                         2003                2002
                                                      -----------        -----------
Net Assets:
     Common Stock                                     $ 1,876,151          1,013,321
     Employer Contributions Receivable                    577,910            473,435
                                                      -----------        -----------
                 Total                                $ 2,454,061          1,486,756
                                                      -----------        -----------
Changes in Net Assets:
     Employer Contributions, net of Forfeitures       $   578,808            473,435
     Unrealized Gain/(Loss)                           $   512,995           (207,787)
     Investment Income/(Loss)                         $    39,981             11,702
     Transfer to Unrestricted Investments             $   (16,056)                --
     Benefits Paid                                    $  (148,422)           (24,607)

(5)   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      Embedded in the stable value fund are benefit-responsive investment contracts. This fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Dwight Management Company, and State Street Bank, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2003, and

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      December 31, 2002, ranged from 3.01% to 7.35% and from 3.35% to 7.35%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers.

(6)   RISK AND UNCERTAINTIES

      The Plan offers a number of investment options including Citigroup Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

      The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in securities of a single issuer.

(7)   RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

      Certain Plan investments are shares of common stock issued by the Company. Citibank, N.A., a subsidiary of the Company, is the Plan sponsor as defined by the Plan.

      Certain Plan investments are shares of registered investment companies (mutual funds, stock funds and investment contracts) that are valued by Mutual Management Corporation, a subsidiary of Salomon Smith Barney Holdings Inc., and Salomon Brothers Asset Management, Inc. Both are subsidiaries of the Company.

      Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street) and Common Stock issued by State Street. State Street is the custodian of the Plan's assets.

      On April 4, 2000, Citigroup Inc. and State Street Corporation announced the formation of CitiStreet, a joint venture. CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. Effective January 1, 2001, CitiStreet began managing the administration and recordkeeping for the Plan.

(8)   TAX STATUS

      The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003, that the Plan and related trust are designated in accordance with applicable sections of the PRIRC, and

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      therefore, the Plan qualifies as tax-exempt under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

(9)   PLAN TERMINATION

      Although it has not expressed any intention to do so, Citibank, N. A., a subsidiary of the Company, has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10)  SUBSEQUENT EVENTS

      On November 3, 2003, the purchase, sale and servicing agreement between Sears, Roebuck and Co, Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc., Sears Intellectual Property Management Company, certain other subsidiaries of Sears (Sears) and Citigroup, was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of the agreement, employees of Sears who participated in the Sears 401(k) Plan, whose employment transferred to Citibank, N.A. (Puerto Rico), became eligible to participate in the Plan.

                                                         Supplemental Schedule I

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                        MATURITY       NUMBER OF
              IDENTITY OF ISSUE                            RATE           DATE        SHARES/UNITS        COST         FAIR VALUE
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
*State Street Bank Short-Term Investment Fund              0.991%                           29,565     $    29,565     $    29,565
                                                                                                       -----------     -----------

COMMON STOCKS
*Citigroup Inc.                                                                             59,683       1,025,399       2,897,010
                                                                                                       -----------     -----------

U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan Banks                                    6.250%       8/13/2004            1,707           1,763           1,759
Federal Home PC Pool                                       6.000%        5/1/2017            1,706           1,786           1,790
Federal Home Loan Mortgage Corporation                     5.750%       4/15/2008            3,592           3,973           3,944
Federal Home Loan Mortgage Corporation                     6.875%       1/15/2005            4,623           5,031           4,884
Federal Home Loan Mortgage Corporation                     5.500%       7/15/2006           11,948          13,036          12,874
Federal Home Loan Mortgage Corporation                     6.000%       6/15/2011            3,947           4,455           4,381
Federal National Mortgage Association                      5.250%       4/15/2007              925           1,003             995
Federal National Mortgage Association                      6.500%       12/1/2012              119             120             126
Federal National Mortgage Association                      6.500%       11/1/2012               26              26              28
Federal National Mortgage Association                      6.500%       11/1/2012               71              71              75
Federal National Mortgage Association                      5.125%       2/13/2004            4,765           4,909           4,787
Federal National Mortgage Association                      6.500%        8/1/2012                4               4               4
Federal National Mortgage Association                      4.500%       12/1/2099            7,112           7,014           7,119
Federal National Mortgage Association                      5.500%       2/15/2006              996           1,087           1,066
Federal National Mortgage Association                      7.000%       7/15/2005            7,414           7,918           8,010
Federal National Mortgage Association                      6.000%       5/15/2008            1,159           1,206           1,285
Federal National Mortgage Association                      6.375%       6/15/2009              925             978           1,046
United States Treasury Notes                               4.250%       8/15/2013           10,519          10,460          10,532
United States Treasury Notes                               5.000%       8/15/2011              462             511             495
United States Treasury Notes                               5.750%      11/15/2005            6,223           6,829           6,682
United States Treasury Notes                               4.625%       5/15/2006            7,966           8,561           8,442
United States Treasury Notes                               6.500%      10/15/2006            4,996           5,647           5,565
United States Treasury Notes                               5.250%       5/15/2004              356             364             361
United States Treasury Notes                               5.625%       2/15/2006            1,526           1,668           1,644
United States Treasury Notes                               6.625%       5/15/2007            3,243           3,603           3,670
United States Treasury Notes                               6.125%       8/15/2007              434             477             486
United States Treasury Notes                               5.625%       5/15/2008            1,565           1,748           1,733
United States Treasury Notes                               6.500%       2/15/2010            2,247           2,566           2,612
United States Treasury Bills                               0.010%       3/18/2004              592             591             591
                                                                                                       -----------     -----------
                                                                                                            97,406          96,985
                                                                                                       -----------     -----------
CORPORATE BONDS
Aegon NV                                                   4.750%        6/1/2013            1,138           1,150           1,110
Alcoa, Inc.                                                5.875%        6/1/2006              242             242             261
Amercan Electric Power Inc.                                5.375%       3/15/2010              445             446             466
American General Financial Corp MTN                        5.375%        9/1/2009              256             271             273
AOL Time Warner Inc.                                       6.125%       4/15/2006              647             684             697
AT & T Wireless Services Inc.                              7.500%        5/1/2007              466             520             522
Atlantic Richfield Co.                                     5.900%       4/15/2009            1,330           1,308           1,471
Bank of America                                            7.125%       9/15/2006            1,323           1,434           1,476
Bank One Corporation                                       5.250%       1/30/2013            1,280           1,313           1,313
Bank One N.A. Chicago Ill. MTN                             5.500%       3/26/2007              693             768             749
Bayerische Landesbank                                      5.875%       12/1/2008            1,138           1,112           1,246
Bellsouth Corporation                                      5.000%      10/15/2006              178             178             189
Boeing Capital Corporation                                 6.100%        3/1/2011              274             267             296
Bristol Myers Squibb Company                               4.750%       10/1/2006              142             142             150
British Telecommunications Place                           8.125%      12/15/2010              320             356             389
Burlington Northern Santa FE                               7.125%      12/15/2010              156             157             181
Capital One Bank                                           6.875%        2/1/2006              711             752             769

                                                         Supplemental Schedule I

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                        MATURITY        NUMBER OF
         IDENTITY OF ISSUE                                  RATE          DATE        SHARES/UNITS           COST       FAIR VALUE
----------------------------------------------------------------------------------------------------------------------------------
Capital One Bank Medium Term SR.                           6.500%       6/13/2013              142             137             149
Capital One Master TR.                                     4.900%       3/15/2010              676             675             713
Capital One Multi Asset Executive                          3.650%       7/15/2011              498             497             497
Chase Manhattan Bank firt Union                            7.439%       8/15/2031            1,067           1,253           1,241
*Citigroup Inc.                                            7.375%        4/2/2007              658             680             743
Comcast Cable Communications Inc.                          6.875%       6/15/2009              640             638             722
Comcast Cable Communications Inc.                          6.375%       1/30/2006              569             547             613
Comcast Cable Communications Inc.                          6.750%       1/30/2011              953           1,068           1,061
Conagra Foods Inc.                                         6.000%       9/15/2006            1,366           1,360           1,476
Conoco Fdg. Company                                        5.450%      10/15/2006              427             469             458
Countrywide Fdg. Corporation Mtn.                          3.250%       5/21/2008              498             497             490
Cox Communications Inc. New                                7.750%       11/1/2010              356             390             424
Credit Suisse First Boston UJSA                            6.125%      11/15/2011              409             405             445
CSX Corporation                                            6.250%      10/15/2008              156             156             171
Discover Card Master TR 1                                  5.300%      11/16/2006            1,088           1,087           1,104
Duke Energy Field Services LLC                             7.500%       8/16/2005            2,063           2,262           2,216
ERAC USA Financil Company                                  8.000%       1/15/2011              711             730             846
FEDEX Corporation                                          6.875%       2/15/2006            1,067           1,082           1,150
FLEET Credit Card Master TR II                             2.400%       7/15/2008            1,422           1,422           1,425
Ford Motor CR Company                                      7.375%      10/28/2009            1,412           1,448           1,550
Ford Motor CR Company                                      6.875%        2/1/2006              996             978           1,063
Ford Motor CR Company                                      7.375%        2/1/2011              178             174             194
General Electric CAP Corporation                           8.850%        4/1/2005              907           1,013             984
General Electric CAP Corporation                           6.500%      12/10/2007            1,067           1,214           1,194
General Electric CAP Corporation                           5.875%       2/15/2012            1,209           1,291           1,299
General Electric CAP Corporation                           3.500%        5/1/2008              711             711             712
General MLS Inc.                                           5.125%       2/15/2007            1,671           1,740           1,775
General MTRS Acceptance Corporation                        7.750%       1/19/2010              178             190             202
General MTRS Acceptance Corporation                        6.750%       1/15/2006            1,778           1,823           1,909
General MTRS Acceptance Corporation                        6.875%       9/15/2011              533             548             575
Goldman Sachs Group Inc.                                   6.875%       1/15/2011              548             546             622
Goldman Sachs Group Inc.                                   4.750%       7/15/2013            1,398           1,406           1,362
Household Financial Corporation                            7.200%       7/15/2006              597             623             664
Household Financial Corporation                            6.500%       1/24/2006              213             212             231
Household Financial Corporation                            5.750%       1/30/2007            1,209           1,201           1,307
International Business Machines                            5.375%        2/1/2009            1,024             968           1,104
International Paper Company                                8.125%        7/8/2005              203             220             221
Johnson & Johnson                                          3.800%       5/15/2013            1,138           1,138           1,074
Kellogg Co                                                 6.000%        4/1/2006              676             665             724
Kellogg Co                                                 6.600%        4/1/2011              676             763             757
Kraft Foods, Inc.                                          4.000%       10/1/2008              427             425             429
Kroger Company                                             6.750%       4/15/2012              491             543             544
Lehman Brothers Holdings                                   7.000%        2/1/2008              139             155             157
Lehman Brothers Holdings Inc.                              8.250%       6/15/2007              146             170             170
Lehman Brothers Holdings                                   3.500%        8/7/2008              960             956             954
MBNA Corporation SR Mtn                                    6.125%        3/1/2013              178             178             191
Mellon Financial Company                                   6.000%        3/1/2004              953             963             960
Merrill Lynch & Co Inc.                                    6.000%       2/17/2009              996           1,087           1,095
Merrill Lynch & Co Inc.                                    6.150%       1/26/2006              551             598             594
Morgan J P & Company Inc.                                  6.700%       11/1/2007              284             305             317
Morgan J P & Company Inc.                                  5.750%       2/25/2004              676             699             680
Morgan Stanley Group Inc.                                  6.100%       4/15/2006              747             745             808
Morgan Stanley Group Inc.                                  5.800%        4/1/2007            1,351           1,472           1,469
Morgan Stanley Group Inc.                                  5.300%        3/1/2013              782             779             799
National Australia Bank LTD                                8.600%       5/19/2010            1,124           1,258           1,392
National Rural Utilities Cooperation  Financial            7.250%        3/1/2012            1,949           2,116           2,271

                                                         Supplemental Schedule I

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                        MATURITY       NUMBER OF
      IDENTITY OF ISSUE                                    RATE           DATE        SHARES/UNITS        COST         FAIR VALUE
----------------------------------------------------------------------------------------------------------------------------------
Nomura Asset Securities Corporation                        6.280%       3/15/2030              677             686             722
Norwest Financial Inc.                                     5.625%        2/3/2009            1,227           1,151           1,342
Ohio Power Company                                         5.500%       2/15/2013              996           1,012           1,028
Pemex Financial Ltd.                                       7.330%       5/15/2012            1,067           1,100           1,223
Pfizer, Inc.                                               3.625%       11/1/2004            1,195           1,205           1,217
Phillips, Pete Co.                                         8.750%       5/25/2010            1,863           2,226           2,328
PNC Fdg. Corporation                                       5.250%      11/15/2015              861             857             853
PSEG Power LLC                                             7.750%       4/15/2011            1,501           1,730           1,766
Royal KPN NV.                                              8.000%       10/1/2010              356             379             425
Simon Property Group LP                                    7.125%        2/9/2009              124             142             141
Simon Property Group LP                                    7.750%       1/20/2011            1,494           1,743           1,754
SLM Corporation Medium Term NTS                            3.625%       3/17/2008              996             993             991
Sprint CAP Corporation                                     7.625%       1/30/2011            1,262           1,348           1,415
Sprint CAP Corporation                                     8.375%       3/15/2012              249             277             291
St Paul Companies                                          8.125%       4/15/2010            1,287           1,587           1,540
Time Warner Incorporation                                  6.875%        5/1/2012              445             486             500
Toyota Motor Car Corporation                               5.500%      12/15/2008            1,209           1,146           1,323
Unilever Capital                                           7.125%       11/1/2010              284             310             331
Union PAC Corporation                                      6.125%       1/15/2012              427             465             462
Union PAC Corporation                                      6.500%       4/15/2012            1,387           1,459           1,540
United Mexican States                                      8.375%       1/14/2011            2,418           2,684           2,872
Verizon Global FDG Corporation                             7.250%       12/1/2010            1,280           1,387           1,474
Verizon Global FDG Corporation                             7.375%        9/1/2012              711             819             824
Verizon Wireless CAO LLC                                   5.375%      12/15/2006              178             186             190
Wachovia Corporation New                                   6.250%        8/4/2008            1,671           1,863           1,846
Wal Mart Stores Inc.                                       6.550%       8/10/2004            1,195           1,242           1,233
Wash Mutual Bank FA                                        6.875%       6/15/2011              747             772             847
Well Fargo & Company NEW                                   6.625%       7/15/2004              853             905             877
Well Fargo & Company NEW                                   5.125%        9/1/2012              142             148             145
Weyerhaeuser Company                                       6.125%       3/15/2007              516             555             559
Weyerhaeuser Company                                       6.750%       3/15/2012              996           1,047           1,086
                                                                                                       -----------     -----------
                                                                                                            89,685          92,999
                                                                                                       -----------     -----------
FOREIGN BONDS
British Columbia Prov CDA                                  5.375%      10/29/2008            1,124           1,076           1,215
Deutsche Telekom International                             8.000%       6/15/2010            1,728           2,036           2,090
France Telecom SA                                          9.250%        3/1/2011              284             337             342
International American Development Bank                    5.750%       2/26/2008              953             945           1,046
Italy Rep.                                                 5.625%       6/15/2012              676             675             732
                                                                                                       -----------     -----------
                                                                                                             5,069           5,425
                                                                                                       -----------     -----------
MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                                                      4              52              68
*Passive Bond Market Index Securities Lending                                                   82           1,203           1,263
*S&P Flagship Fund Series A                                                                      3             441             518
*Daily EAFE Securities Lending Series T                                                         18             160             215
*Daily Emerging Markets Index Fund                                                               7              60              71
MODERATE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                                                     67             957           1,179
*Passive Bond Market Index Securities Lending                                                  473           6,421           7,307
*S&P Flagship Fund Series A                                                                     46           8,670           9,122
*Daily EAFE Securities Lending Series T                                                        305           2,542           3,737
*Daily Emerging Markets Index Fund                                                             128           1,033           1,236
AGGRESSIVE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                                                     40             559             701
*Passive Bond Market Index Securities Lending                                                   94           1,324           1,447

                                                         Supplemental Schedule I

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                        MATURITY       NUMBER OF
              IDENTITY OF ISSUE                           RATE           DATE        SHARES/UNITS        COST         FAIR VALUE
----------------------------------------------------------------------------------------------------------------------------------
*S&P Flagship Fund Series A                                                                     27           4,970           5,427
*Daily EAFE Securities Lending Series T                                                        182           1,549           2,225
*Daily Emerging Markets Index Fund                                                              76             617             735
OTHER FUNDS
*Citifunds Institutional Liquid Reserve Fund                                               448,163         448,163         448,163
Delaware Bankers Trust Index 500 Fund                                                       14,944         149,253         149,827
DFA International Value Portfolio IV                                                         3,755          33,087          39,583
Emerging Markets Portfolio II                                                                  406           3,475           4,315
Euro Pacific Growth Fund                                                                     2,710          67,024          81,861
*Russell 2000 Index Series Lending Fund                                                      4,515          67,184          79,057
*Salomon Brothers CAP Federal Inc.                                                             174           4,317           4,772
*Salomon Brothers Investor FD                                                               16,935         268,412         322,450
*Salomon Brothers Services FDS Inc.                                                          6,499          49,433          53,875
*Smith Barney Aggressive Growth                                                              5,691         393,540         504,780
*Smith Barney Appreciate FD Inc.                                                            10,804         124,859         148,670
*Smith Barney Fundamental Value                                                                131           1,531           1,879
*Smith Barney Government SECS FD.                                                           16,588         167,060         164,057
*Smith Barney Investor Funds Government Series                                                  50             922             991
*Smith Barney Large CAO Growth FD                                                           12,928         216,871         288,675
Templeton Developing Markets Trust                                                           2,525          31,642          37,853
Wasatch Small Cap Growth Fund                                                                   30             972           1,073
                                                                                                       -----------     -----------
                                                                                                         2,058,303       2,367,132
                                                                                                       -----------     -----------
GUARANTEED INVESTMENT CONTRACTS
AUSA Life Insurance Contract SV04244Q                      4.910%      07/01/2006            2,064           2,064           2,064
Mass Mutual Life Insurance  Contract 35101                 3.900%      06/30/2009            1,956           1,956           1,956
Mass Mutual Life Insurance Contract 35094                  3.010%      06/30/2008            2,309           2,309           2,309
Metlife Insurance Contract 28710                           3.350%      06/30/2006            5,148           5,148           5,148
Metlife Insurance Contract 28731                           4.710%      11/30/2009            1,458           1,458           1,458
Monumental Life Insurance Contract SV04211Q                4.650%      12/15/2005            3,790           3,790           3,790
New York Life Insurance Contract 31481                     4.130%      11/30/2007              725             725             725
New York Life Insurance Contract 31481.002                 3.770%      03/31/2008            5,109           5,109           5,109
New York Life Insurance Contract 31481.003                 3.860%      04/15/2008            1,338           1,338           1,338
Principal Capital Management Contract 4.29618.5            5.100%      07/01/2006            3,523           3,523           3,523
Principal Capital Management Contract 4.29618.6            4.050%      04/01/2004            1,152           1,152           1,152
Principal Capital Management Contract 4.29618.7            3.850%      03/31/2008            1,794           1,794           1,794
SunAmerica Life Insurance Contract 5096                    3.980%      04/15/2009            2,682           2,682           2,682
SunAmerica Life Insurance Contract 5104                    3.330%      06/30/2009            2,290           2,290           2,290
*Travelers Life Insurance Group 16878                      5.300%      01/01/2099           35,334          35,334          35,334
*Travelers Life Insurance Group 16878-2                    4.910%      12/31/2049           38,848          38,848          38,848
*Travelers Life Insurance Group 17449                      6.940%      01/01/2004            4,988           4,988           4,988
*Travelers Life Insurance Group 17653                      7.350%      03/01/2005            4,773           4,773           4,773
*Travelers Life Insurance Group 8                          4.290%      01/01/2099           14,810          14,810          14,810
                                                                                                       -----------     -----------
                                                                                                           134,089         134,089
                                                                                                       -----------     -----------
PARTICIPANT LOANS                                    108 loans to participants with interest rates of
                                                      5.00% to 5.75% with maturities up to 20 years        163,666         163,666
                                                                                                       -----------     -----------
TOTALS                                                                                                 $ 3,603,182     $ 5,786,871
                                                                                                       ===========     ===========

*  Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                    CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Date: June 25, 2004

                                    By: /s/ Michael E. Schlein
                                        ----------------------------------------
                                          Michael E. Schlein
                                          Head of Global Corporate
                                          Affairs and Human Resources

                                  EXHIBIT INDEX

Exhibit No.                               Description
-----------                               -----------
23.1             Consent of KPMG LLP, Independent Registered Public Accounting
                    Firm.